FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

ENEL CHILE GROUP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Amounts expressed in millions of Chilean Pesos)

•         Revenues of Enel Chile reached Ch$ 2,136,041 million. The generation business represented 65% of this figure, mainly regulated customer sales, and the distribution business the remaining 35%, mainly residential and commercial customer sales.

•         EBITDA of Enel Chile reached Ch$ 627,547 million, 77% due to the favorable performance of the generation business.

•         Operating income (EBIT) amounted to Ch$ 457,203 million.

•         Net income attributable to the shareholders of Enel Chile reached Ch$ 317,561 million.

•         Net financial debt as of December 31 was US$ 906 million, which solely corresponds to generation business debt.

•         Enersis Chile S.A. was legally incorporated on March 1, 2016, once the Shareholders Meeting of Enersis S.A (currently Enel Américas) approved the division of the Company into Enersis Chile and Enersis Américas. Therefore, the financial information included in this report covers the period from March through December 2016 without comparative figures for the previous year.

•         On October 4, 2016, the Extraordinary Shareholders Meeting of Enersis Chile S.A. approved changing the Company’s name to “Enel Chile S.A.”  This new name became legal on October 18, 2016.

• 1 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

SUMMARY BY BUSINESS

Generation

•         Net electricity generation amounted to 14,641 GWh.  Hydroelectric generation reached 7,280 GWh, thermal dispatch, given the availability of Bocamina and San Isidro plants reached 7,272 GWh and wind generation reached 89 GWh.

•         Physical sales reached 19,758 GWh, of which 15,325 GWh were sold to regulated customers.

•         Consequently, as of December 2016, EBITDA of the generation business amounted to Ch$ 484,908 million.

•         On August 31, 2016, Enel Generación decided to relinquish the water rights related to the Bardón, Chillán 1 and 2, Futaleufú, Huechún and Puelo hydroelectric projects leading to a Ch$ 35,384 million asset write-off. Also, at the end of 2016, the Company decided to write off the investment on two thermal projects, Tames 2 and Totoralillo, resulting in a Ch$ 1,096 million loss.

•         On September 14, 2016, Enel Generación Chile S.A. sold its shares in GNL Quintero S.A. for Ch$ 132,821 million. This divesture is part of the Group’s process of selling non-strategic assets.

•         On October 4, 2016, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. approved changing the Company’s name to “Enel Generación Chile S.A.”  This new name became legal on October 18, 2016.

Physical Data

                                                                                                    March-December 2016

Total Sales (GWh)                                                                               19,758

Total Generation (GWh)                                                                     14,641

Distribution

•         Physical sales reached 13,369 GWh. Of this figure, commercial customer sales amounted to 4,184 GWh, residential customers to 3,773 GWh and industrial and other customers, the remaining amount.

•         A total 1,825,519 customers were served and annual energy losses reached 5.3%.

•         Consequently, as of December, 2016, EBITDA of the distribution business amounted to Ch$ 163,497 million.

•         On October 4, 2016, the Extraordinary Shareholders Meeting of Chilectra S.A. approved changing the Company’s name to “Enel Distribución Chile S.A.”  This new name became legal on October 18, 2016.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Physical Data

                                                                                                    March-December 2016

Total Sales (GWh)                                                                               13,369

Customers                                                                                        1,825,519

FINANCIAL SUMMARY

➢  Liquidity of Enel Chile includes the following:

•         Cash and cash equivalents: US$ 367 million.

•         Undrawn committed credit line: US$ 512 million.

➢  The nominal average interest rate of Enel Chile’s debt as of December 2016 was 5.8%.

➢  Hedging and mitigating risks:

In order to mitigate the risks associated with exchange rate variations, Enel Chile has established policies and procedures to protect its financial statements against exchange rate volatility.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s cash flows and the currency of its debts. Therefore, cross currency swap and forward contracts amount to US$ 782 million and US$ 106 million respectively.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

INFORMATION RELEVANT TO THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18, 2015, the Extraordinary Shareholders Meeting of Enersis Chile S.A. approved the division of the Company, subject to complying with certain conditions precedent, which took place on March 1, 2016. Since that date, a new publicly traded company named Enersis Chile S.A. was incorporated and was assigned the equity interests, assets and liabilities owned by Enersis Chile S.A. in Chile.

On October 4, 2016, the Extraordinary Shareholders Meetings of Enersis Chile, Endesa Chile and Chilectra approved changing these Companies’ names to Enel Chile S.A., Enel Generación Chile S.A., and Enel Distribución S.A., respectively. These new names became effective legally on October 18, 2016, by modifying the bylaws of each one of these companies.

For more information, see note 2.1 of the financial statements of Enel Chile S.A. as of December 31, 2016.

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 111 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche and Gas Atacama, which, combined, as of December 31, 2016, have 6,351 MW installed capacity. Of this total, 38 are hydroelectric units with 3,465 MW installed capacity, 22 are thermal units that operate using gas, coal and fuel oil totaling 2,809 MW installed capacity, and 51 are wind generation units with 78 MW installed capacity.

Our power plants are all connected to the Central interconnected Grid (“SIC” in its Spanish acronym), except for two Central Tarapaca thermal units and six Gas Atacama thermal units which are connected to the Norte Grande Interconnected Grid (“SING” in its Spanish acronym).

The following charts summarize the information of our generation business:

• 4 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

2016 (*)
Generation units	111
Installed Capacity (MW)	6.351
Generation (GWh)	14.641
Energy sales (GWh)	19.758

Generation by technology (GWh)	2016 (*)
Hydro	7.280
Thermo	7.272
Others	89
Total	14.641

	2016 (*)
Energy sales, by customers (GWh)	Sales	% change
Sales to regulated customers	15.325	77,6%
Sales to unregulated customers	3.739	18,9%
Sales at spot market	694	3,5%
Total energy sales	19.758	100,0%

*Refers to the ten-month period ended December 31, 2016, beginning March 1, 2016, date in which the new entity Enel Chile was incorporated.

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile the largest electricity distribution company in Chile, in terms of regulated customers, distribution assets and electricity sales. It operates in a 2,105 square kilometer concession area.  The concession agreement was granted by the Chilean Government and for an unlimited period of time to transmit and distribute electricity to 33 districts of the Metropolitan Region. Its service area, from the perspective of Chilean tariffs, is considered to be primarily a densely populated area.

The following charts summarize the information of our distribution business segment:

• 5 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

2016 (*)
Energy sales (GWh):
Residential	3.773
Commercial	4.184
Industrial	2.105
Other	3.307
Total	13.369

Number of customers (thousand):
Residential	1.634
Commercial	142
Industrial	13
Other	37
Total	1.826

*Refers to the ten-month period ended December 31, 2016, beginning March 1, 2016, date in which the new entity Enel Chile was incorporated.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

2016

Generation:
Regulated customers	962.412
Non regulated customers	207.740
Spot market	82.715
Other Clients	4.506
Energy sales by Generation business	1.257.373

Distribution:
Residential	369.048
Commercial	313.053
Industrial	189.525
Other	108.525
Energy sales by Distribution business	980.151

Less: Consolidation adjustments	(315.400)
Total Energy sales	1.922.124

*Refers to the ten-month period ended December 31, 2016, beginning March 1, 2016, date in which the new entity Enel Chile was incorporated.

• 6 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

FINANCIAL STATEMENT ANALYSIS

Net income attributable to the controlling shareholders of Enel Chile as of December 31, 2016, was of Ch$ 317,561 million.

The following income statement includes figures from March 1, 2016 to December 31, 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	December 2016

REVENUES	2.136.041
Sales	2.112.892
Other operating revenues	23.149
PROCUREMENT AND SERVICES	(1.260.086)
Energy purchases	(735.912)
Fuel consumption	(260.354)
Transportation expenses	(157.784)
Other variable procurement and service cost	(106.036)
CONTRIBUTION MARGIN	875.955
Other work performed by entity and capitalized	12.780
Employee benefits expense	(107.999)
Other fixed operating expenses	(153.189)
GROSS OPERATING INCOME (EBITDA)	627.547
Depreciation and amortization	(135.387)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(34.957)
OPERATING INCOME	457.203
NET FINANCIAL EXPENSE	(17.738)
Financial income	21.076
Financial costs	(49.180)
Gain (Loss) for indexed assets and liabilities	1.364
Foreign currency exchange differences, net	9.002
OTHER NON-OPERATING RESULTS	128.075
Resultados de otras inversiones	-
Other Profit (Loss) related to Sale of Assets	121.491
Share of profit (loss) of associates accounted for using the equity method	6.584
NET INCOME BEFORE TAXES	567.540
Income Tax	(99.764)
NET INCOME	467.776
Owners of parent	317.561
Non-controlling interest	150.215

Earning per share (Ch$ /share)	6,47

(*) As of December 31, 2016 the average number of paid and subscribed shares was 49,092,772,762

• 7 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

EBITDA:

Revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the ten-month period ended December 31, 2016, are shown below:

EBITDA, by business segment
(Figures in Million Ch$)

2016 (*)
REVENUES
Generation business	1.391.824
Distribution business	1.105.906
Less: consolidation adjustments and other activities	(361.689)
Total Consolidated Revenues	2.136.041

PROCUREMENT AND SERVICE COST
Generation businesses	(756.006)
Distribution business	(872.840)
Less: consolidation adjustments and other activities	368.760
Total Consolidated Procurement and Services Costs	(1.260.086)

GENERATION
Personnel Expenses	(43.503)
Other expenses by nature	(107.407)
Total Generation business	(150.910)

DISTRIBUTION
Personnel Expenses	(24.928)
Other expenses by nature	(44.641)
Less: consolidation adjustments and other activities	(27.929)
Total Distribution business	(69.569)

EBITDA, by business segment
Generation	484.908
Distribution	163.497
Less: consolidation adjustments and other activities	(20.858)

TOTAL CONSOLIDATED EBITDA	627.547

*Refers to the ten-month period ended December 31, 2016, beginning March 1, 2016, date in which the new entity Enel Chile was incorporated.

Consolidated EBITDA of Enel Chile reached Ch$ 627,547 million for the ten-month period ended December 31, 2016.

• 8 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

GENERATION BUSINESS

The EBITDA of our Generation Business reached Ch$ 484,908 million for the ten-month period ended December 31, 2016.

The main variables, per subsidiary, that explain this result are described below:

ENEL GENERACION CHILE

Revenues for the ten-month period ended December 31, 2016, amounted to Ch$ 1,391,824 million resulting from Ch$ 1,257,372 million in electricity sales, equivalent to 19,758 GWh, other sales amounting to Ch$ 65,204 million mainly explained by gas sales, other services for Ch$ 51,359 million and other operating revenues for Ch$ 17,889 million.

Operating costs reached Ch$ 756,006 million for the ten-month period ended December 31, 2016, including energy purchases amounting to Ch$ 274,627 million, fuel consumption for Ch$ 260,354 million, transportation expenses reaching Ch$ 153,645 million and other variable procurement and services expenses amounting to Ch$ 67,380 million.

Personnel costs amounted to Ch$ 43,503 million for the ten-month period ended December 31, 2016 explained by Ch$ 39,306 million in wages and salaries, Ch$ 669 million in post-employment benefit expenses, Ch$ 6,554 million in social security and other social contributions, and other personnel expenses for Ch$ 4,535 million, offset by Ch$ 7,561 million of other capitalized works carried out by the Company.

Other expenses reached Ch$ 107,407 million for the ten-month period ended December 31, 2016, mainly consultant and other professional outsourced services for Ch$ 28,730 million, procurement and services expenses for Ch$ 14,711 million, Ch$ 14,747 million in insurance premiums, Ch$ 35,384 million (US$ 52 million approx.) in write-offs related to hydroelectric projects Bardón, Chillán 1 and 2, Futaleufú, Huechún and Puelo, write-offs of thermal projects Tames 2 and Totoralillo for Ch $ 1,096 million, a Ch$ 2,245 million provision for fines, and Ch$10,622 million in other expenses.

DISTRIBUTION BUSINESS

The EBITDA of our Distribution Business reached Ch$ 163,497 million for the ten-month period ended December 31, 2016.

The main variables, per subsidiary, that explain such outcome are described below:

• 9 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

ENEL DISTRIBUCION CHILE:

Revenues for the ten-month period ended December 31, 2016, amounted to Ch$ 1,105,906 million resulting from Ch$ 980,151 million in electricity sales equivalent to 13,369 GWh physical sales, other sales amounting to Ch$ 7,100 million, other services for Ch$ 113,765 million, mainly transmission tolls for Ch$ 64,339 million, public street lighting for Ch$ 11,717 million, the construction of electrical connections amounting to Ch$ 13,168 million, specific installations and networks works for Ch$ 20,295 million and other operating revenue amounting to Ch$ 4,186 million.

Operating costs reached Ch$ 872,840 million for the ten-month period ended December 31, 2016, including energy purchases amounting to Ch$ 780,399 million, transportation expenses for Ch$ 51,938 million and other variable procurement and services expenses amounting to Ch$ 40,503 million.

Personnel costs amounted to Ch$ 24,928 million for the ten-month period ended December 31, 2016 explained by Ch$ 26,151 million in wages and salaries, Ch$ 450 million in post-employment benefit expenses, Ch$ 3,022 million in social security and other social contributions, and Ch$ 524 million in other personnel expenses, offset by Ch$ 5,219 million of other capitalized works carried out by the Company.

Other expenses reached Ch$ 44,640 million for the ten-month period ended December 31, 2016, mainly consultants and other professional outsourced services for Ch$ 12,694 million, procurement and services expenses for Ch$ 16,463 million, Ch$ 7,136 million in repair and maintenance costs, Ch$ 2,555 million in rentals and other payments and Ch$ 5,792 million in other expenses.

The following table shows the Enel Chile Group EBITDA, Depreciation, amortization and impairment expenses and EBIT broken down by business segment for the ten-month period ended December 31, 2016.

	10 months ended December 31, 2016
Segment	EBITDA	Depreciation, Amortization and Impairment	EBIT
	(Figures in Million Ch$)

Generation
Enel Generación Chile	484.909	(141.714)	343.195
Total Generation business	484.909	(141.714)	343.195

Distribution
Enel Distribución Chile	163.497	(29.632)	133.865
Total Distribution business	163.497	(29.632)	133.865
Less: consolidation adjustments and other activities	(20.859)	1.002	(19.857)

TOTAL CONSOLIDATED	627.547	(170.344)	457.203

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Depreciation, Amortization and Impairment

Depreciation and amortization amounted to Ch$ 135,386 million for the ten-month period ended December 31, 2016, mainly explained by the depreciation of property, plants and equipment which in the generation business is related to hydroelectric, coal/fuel, combined cycle and renewable power plants, and in the distribution business is related to high voltage, medium voltage and low voltage power lines, and remote control metering and primary substation equipment.

Impairment expenses reached Ch$ 34,957 million for the ten-month period ended December 31, 2016, mainly explained by Ch$ 30,785 million of impairments expenses in Enel Generación Chile S.A. in (i) Ch$ 6,578 million of non-conventional renewable energy projects (NCRE) such as wind, mini-hydro, biomass, and solar energy projects and (ii) Ch$ 24,208 million in impairment of hydro projects such as Neltume of Ch$ 20,459 millions and Choshuenco of Ch$ 3,748 millions. Additionally in the distribution business impairments were made relating to  uncollectible trade accounts receivables and amounted to Ch$ 4,172 million.

The following chart presents the consolidated non-operating income for the ten-month period ended December 31, 2016:

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

NON OPERATING INCOME
10 months ended December 31, 2016
(Figures in Million Ch$)

2016

Financial Income
Enel Generación Chile and subsidiaries	5.962
Enel Distribución Chile and subsidiaries	11.867
Other subsidiaries non related with generation and distribution business	8.990
Less: consolidation adjustments	(5.743)
Total Financial Income	21.076
Financial Costs
Enel Generación Chile and subsidiaries	(46.762)
Enel Distribución Chile and subsidiaries	(5.407)
Other subsidiaries non related with generation and distribution business	(2.754)
Less: consolidation adjustments	5.743
Total Financial Costs	(49.180)
Foreign currency exchange differences
Enel Generación Chile and subsidiaries	9.121
Enel Distribución Chile and subsidiaries	(28)
Other subsidiaries non related with generation and distribution business	(91)
Total Foreign currency exchange differences	9.002
Gain (Loss) for indexed assets and liabilities (1)
Enel Generación Chile and subsidiaries	412
Enel Distribución Chile and subsidiaries	940
Other subsidiaries non related with generation and distribution business	12
Total Gain (Loss) for indexed assets and liabilities	1.364
Total Net Financial Income	(17.738)

Other Profit (Loss) related to Sale of Assets
Enel Generación Chile and subsidiaries	121.491
Enel Distribución Chile and subsidiaries	(1)
Other subsidiaries non related with generation and distribution business	107.172
Less: consolidation adjustments	(107.172)
Total Other Profit (Loss) related to Sale of Assets	121.490
Share of profit (loss) of associates accounted for using the equity method
Enel Generación Chile and subsidiaries	6.584
Enel Distribución Chile and subsidiaries	2
Other subsidiaries non related with generation and distribution business	(2)
Total Share of Profit (Loss) of associates accounted for using the equity method	6.584

Total Other Profit (Loss) accounted in Non Operating Income	128.074

Net Income Before Taxes	567.540
Income Tax
Enel Generación Chile and subsidiaries	(73.605)
Enel Distribución Chile and subsidiaries	(30.269)
Other subsidiaries non related with generation and distribution business	4.110
Total Income Tax	(99.764)
Net Income	467.776

Net Income attributable to owners of parent	317.561
Net income attributable to non-controlling interest	150.215

• 12 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Financial Result

The financial result of Enel Chile reached a Ch$ 17,738 million expense, mainly explained by the following:

Financial income amounted to Ch$ 21,076 million, primarily income from time deposits and financial instruments for Ch$ 5,198 million, income related to refinancing and agreements with customers for Ch$ 7,543 million, income for Ch$ 3,997 million booked in 2016 as a consequence of the renegotiation of Enel Generación Chile with YPF, and other financial income for Ch$ 4,338 million.

Financial expenses reached Ch$ 49,180 million, mainly expenses of Enel Generación Chile whose debt represents 79.35% of the total consolidated debt of the Enel Chile Group.

Income related to indexation amounted to Ch$ 1,364 million primarily related to the financial assets and liabilities recorded in UF.

Positive exchange differences totaled Ch$ 9,002 million, mainly as a consequence of positive exchange differences on trade accounts receivables and other accounts receivables for Ch$ 5,087 million and other financial liabilities (financial debt and derivatives) for Ch$ 4,777 million offset by other negative exchange differences for Ch$ 862 million.

Other Non-operating Results

Result from companies accounted for using the equity method totaled Ch$ 6,584 million, which includes (i) Ch$ 4,298 million from Electrogas, (ii) Ch$ 2,025 million from GNL Quintero, (iii) Ch$ 1,570 million from GNL Chile, (iv) Ch$ 515 million from Transquillota. All the aforementioned was partially offset by the negative Ch$ 1,851 million result from HidroAysén.

Other profits (losses) reached Ch$ 121,490 million explained primarily by the sale of GNL Quintero S.A for Ch$ 121,325 million, equal to the difference between the Ch$ 132,821 million sale price and the Ch$ 11,496 million book value of the investment.

Corporate Taxes

Corporate income taxes reached Ch$ 99,764 million mainly due to the tax rate applied to  the positive operating income of subsidiaries Enel Generación Chile and its subsidiaries, and Enel Distribución Chile and its subsidiaries, and additionally the extraordinary tax expense booked related to the sale of the interest in GNL Quintero S.A. amounting to Ch$ 28,059 million. Offset by a positive tax due to the lower difference of exchange rate on investment in foreign related companies controlled in US Dollars (up to the date of the Spin-off) and lower cost by concept of equity tax inflation.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

BALANCE SHEET ANALYSIS

Total assets of the Company as of December 31, 2016, were Ch$ 5,398,711 million, broken down as follows:

Assets	As of December 31
2016
(Ch$ Million)

Current Assets	853.534
Non current Assets	4.532.184
Non-current Assets classified as held for sale	12.993

Total Assets	5.398.711

➢  Current Assets totaled Ch$ 853,534 million as of December 31, 2016. The main categories are presented below:

❖  Cash and cash equivalents amounted to Ch$ 245,999 million, Ch$ 48 million in cash, Ch$ 48,557 million bank balances, time deposits for Ch$ 17,325 million and other cash and cash equivalents for a total of Ch$ 180,069 million, mainly less than 90-day repurchase agreements.

❖  Current trade accounts receivables and other accounts receivables reached Ch$ 445,071 million, mainly invoiced and non-invoiced sales of Enel Distribución Chile for Ch$ 180,290 million, and Enel Generación Chile for Ch$ 260,440 million.

❖  Current related party accounts receivables of Ch$ 52,858 million, included trade accounts receivable to GNL Chile for Ch$ 18,780 million, other services to Enel Américas for Ch$ 2,356 million, commodity derivatives to Enel Trade SpA and Enel Brasil for Ch$ 22,321 million and Ch$ 2,122 million respectively, and accounts receivables related to other services to other related entities for Ch$ 7,279 million.

❖  Inventories amounted to Ch$ 37,540 million, primarily production supplies for Ch$ 12,377 million, spare parts and other supplies for Ch$ 17,077 million and electrical materials for Ch$ 8,086 million.

❖  Current tax assets of Ch$ 55,649 million, mainly monthly interim corporate income tax payments for Ch$ 43,862 million, tax credits related to losses for Ch$ 11,399 million and other credits for Ch$ 388 million.

❖  Non-current assets or a group of assets classified as held for sale or to be distributed to shareholders for Ch$ 12,993 million, due to the provision for sale of the investment in Electrogas S.A.

➢  Non-Current Assets totaled Ch$ 4,532,184 million as of December 31, 2016, broken down in the following categories:

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

❖  Other non-current financial assets amounted to Ch$ 28,827 million, mainly privately held, and therefore relatively illiquid investments available for sale for Ch$ 2,616 million and hedging derivatives held in Enel Generación Chile for Ch$ 25,533 million.

❖  Non-current trade accounts receivables and other accounts receivables amounted to Ch$ 33,500 million, mainly public lighting accounts receivables of our subsidiary Enel Distribución Chile has for Ch$ 24,978 million to several municipalities.

❖  Investments accounted for using the equity method amounted to Ch$ 18,732 million, mainly GNL Chile S.A. for Ch$ 3,982 million, Centrales Hidroeléctricas de Aysén S.A. for Ch$ 6,441 million and Transmisora Eléctrica de Quillota Ltda. for Ch$ 8,223 million.

❖  Intangible assets other than goodwill amounted to Ch$ 44,471 million, including easements and water rights for Ch$ 12,564 million, software for Ch$ 13,118 million and other intangible assets for Ch$ 18,789 million, mainly ongoing software implementation.

❖  Goodwill amounted to Ch$ 887,258 million related to the purchase of subsidiaries by Enel Generación Chile S.A, Enel Distribución Chile S.A. and Inversiones Gas Atacama Holding Ltda.

❖  Property, plants and equipment amounted to Ch$ 3,476,129 million related to ongoing projects and construction for Ch$ 688,387 million, lands for Ch$ 66,868 million, buildings for Ch$ 13,020 million, plants and equipment for Ch$ 2,647,164 million and fixed installations and accessories for Ch$ 41,326 million, and other fixed assets for Ch$ 19,364 million.

Total liabilities and equity amounted to Ch$ 5,398,711 million as of December 2016:

Liabilities and Equity	As of December 31
2016
(Ch$ Million)

Current Liabilities	757.247
Non Current Liabilities	1.178.471
Total Equity	3.462.993
attributable to owners of parent company	2.763.391
attributable to non-controlling interest	699.602

Total Liabilities and Equity	5.398.711

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

➢  Current liabilities amounted to Ch$ 757,247 million, broken down in the following categories:

❖  Other current financial liabilities amounted to Ch$ 25,696 million, due to loans accruing interest for Ch$ 18,013 million and hedging derivatives and other derivatives for Ch$ 7,683 million.

❖  Trade accounts payable and other accounts payable reached Ch$ 561,505 million, mainly accounts payable to energy suppliers for Ch$ 140,739 million; gas and fuel suppliers for Ch$ 18,025 million; accounts payable for goods and services for Ch$ 230,907 million; dividends payable to third parties for Ch$ 97,094 million and others for Ch$ 74,740 million, which include VAT fiscal debit amounting to Ch$ 22,396 million and personnel accounts payable for Ch$ 28,952 million.

❖  Related party accounts payable amounted to Ch$ 90,429 million, mainly dividends payable to Enel Iberoamérica for Ch$ 59,798 million, Enel Ingegneria e Ricerca for other services rendered amounting to Ch$ 6,344 million; energy purchases to Enel Green Power del Sur SpA for Ch$ 7,407 million, and Enel Generación Chile’s gas purchases to GNL Chile for Ch$ 4,872 million.

❖  Other current provisions reached Ch$ 6,493 million, related to legal claims for Ch$ 4,695 million and other provisions of Enel Generación Chile for Ch$ 1,798 million.

❖  Current tax liabilities amounted to Ch$ 61,599 million, mainly income tax provisions in Enel Generación Chile for Ch$ 61,458 million.

❖  Other non-current financial liabilities reached Ch$ 11,523 million, mainly related to the construction of electrical connections for real estate customers of Enel Distribución Chile.

➢  Non-Current Liabilities totaled Ch$ 1,178,471 million as of December 31, 2016, broken down in the following categories:

❖  Other non-current financial liabilities amounted to Ch$ 854,017 million, which included US dollar denominated bonds payable for Ch$ 468,578 million of Enel Generación Chile, bonds payable in UF for Ch$ 317,560 million of Enel Generación Chile, financial leasing for Ch$ 15,909 million, hedging derivatives for Ch$ 48,982 million, and non-hedging derivatives for Ch$ 2,988 million.

❖  Other non-current provisions for Ch$ 63,107 million, of which legal claims amounted to Ch$ 5,308 million, and dismantling obligations related to San Isidro and Bocamina power plants of Enel Generación Chile Group amounted to Ch$ 57,799 million.

❖  Deferred tax liabilities for Ch$ 199,365 million, mainly related to fixed asset depreciation tax deferrals amounting to Ch$ 195,593 million and others for Ch$ 3,772 million.

• 16 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

❖  Post-employment obligations for Ch$ 59,934 million, corresponding to indemnities to workers for years of service and other benefits mainly in Enel Distribución Chile for Ch$ 29,656 million, in Enel Generación Chile for Ch$ 15,821 million and in Enel Chile for Ch$ 12,991 million.

Total Equity amounted to Ch$ 3,462,993 million, as of December 31, 2016.

•         Equity attributable to shareholders of Enel Chile amounted to Ch$ 2,763,391 million.  The breakdown of the figure is as follows: issued capital for Ch$ 2,229,109 million, retained earnings for Ch$ 1,569,375 million, which includes Ch$ 317,561 million profit for the ten-month period ended on December 31, 2016 and dividends for Ch$ 145,636 millions offset by lower other reserves amounting to Ch$ 1,035,093 million originating from the division of the Company. Other reserves are composed by: (i) cash flow hedge reserves for Ch$ 76,218 million, and (ii) increase in convertion reservers for Ch$ 9,222 millions (iii) increase in other results available for sale by Ch$ 1,633 millions and (iv) other reserves for Ch$ 969,740 million, which includes taxes paid in Peru for Ch$ 90,275 million due to the division of Enel Generación Chile and Enel Distribución Chile.

•         Equity attributable to non-controlling shareholders amounted to Ch$ 699,602 million, which includes the initial Ch$ 601,430 million balance and the transactions booked throughout the ten-month period ended December 31, 2016, related to the Ch$ 150,214 million net income of the period, other comprehensive income for Ch$ 21,720 million and others for Ch$ 7,762 million. This was offset by paid dividends amounting to Ch$ 81,524 million.

The performance of main financial ratios is the following:

RATIO		Unit	31/12/2016

Liquidity	Liquidity	Times	1,13
	Acid-test *	Times	1,08
	Working capital	Million Ch$	96.287
Leverage	Leverage	Times	0,56
	Short-term debt	%	39,1%
	Long-term debt	%	60,9%
	Financial expenses coverage**	Times	16,17
Profitability	Op. income / Op. Revenues	%	21,4%
	ROE	%	11,5%
	ROA	%	8,7%

* (Current assets - inventories - prepayments)/ current liabilities
** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

• 17 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

•         The current ratio as of December 31, 2016 reached 1.13 times. Enel Chile Group enjoys a solid liquidity position which allows it to cover its short-term liabilities with current assets.

•         Acid test or quick ratio, as of December 31, 2016, was 1.08 times.

•         Working capital, as of December 31, 2016, amounted to Ch$ 96,287 million, calculated as the remaining current assets after subtracting all current liabilities.

•         The debt ratio was of 0.56 times, as of December 31, 2016 which indicates that Enel Chile has a degree of commitment of its equity by 0.56 times by year end.

•         The financial expense coverage ratio for the ten-month period ending on December 31, 2016 was of 16.17 times, which indicates the ability to cover all financial expenses with the EBITDA obtained during the period.

•         The profitability index, calculated by dividing operating income by operating revenues, was 21.4% for the ten-month period ended December 31, 2016.

•         Return on equity of the owners of the controlling shareholder reached 11.5% for the ten-month period ended December 31, 2016.

•         Return on assets was 8.7% for the ten-month period ended December 31, 2016.

MAIN CASH FLOWS

The net cash flow of Enel Group Chile for the ten-month period ended December 31, 2016 reached Ch$ 87,669 million. The cash flow classified according to operating, investing, and financing activities is shown below:

Net Cash Flow	As of December 31
2016
(Ch$ Million)

From Operating Activities	462.686

From Investing Activities	(17.387)

From Financing Activities	(357.630)

Total Net Cash Flow	87.669

Net cash flow from operating activities reached a positive Ch$ 462,686 million for the ten-month period ended December 31, 2016. This cash flow comes primarily from  sales and other revenue amounting to Ch$ 2,716,043 million, cash payments related to insurance claims and services, annuities and other policy benefits for Ch$ 3,941 million and Ch$ 3,478 millions of others operational cost, which were partially offset by cash outflows related to: (i) supplier payments for Ch$ 1,805,109 million; (ii) employee payments for Ch$ 112,378 million; (iii) income tax payments for Ch$ 106,231 million; (iv) other operating payments for Ch$ 216,218 million that include tax payments in Peru amounting to Ch$ 132,420 million related to the company spin-off; (v) insurance premiums for Ch$ 17,237 million; and (vi) other cash outflows amounting to Ch$ 3,604 million.

• 18 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Net cash flow from investing activities amounted to a negative Ch$ 17,387 million for the ten-month period ended December 31, 2016, mainly explained by (i) other cash receipts related to the sale of equity or other company’s debt amounting to Ch$ 134,926 million that include the cash payment received for the sale of GNL Quintero which amounted to Ch$ 132,821 million; (ii) interest payments received amounting to Ch$ 5,448 million; (iii) dividends received from associate companies for Ch$ 8,682 million, and (iv) other cash inflows for Ch$ 59 million. These cash inflows were offset by (i) disbursements to purchase property, plants and equipment for Ch$ 156,666 million; (ii) capital contributions to HidroAysén for Ch$ 2,346 million; and (iii) payments related to derivative future and swap contracts for Ch$ 7,349 million.

Net cash flow from financing activities amounted to a negative Ch$ 357,629 million explained by: (i) Ch$ 137,860 million in loan repayments; (ii) Ch$ 142,867 million in dividend payments, Ch$ 62,303 million paid to the controlling group; (iii) Ch$ 39,283 million in interest payments; (iv) Ch$ 167,427 million in loan disbursements to related companies from Enel Generación Chile to Enel Américas; (v) Ch$ 1,441 million in financial leasing liability payments; and (vi) Ch$ 5,621 million in other cash disbursements. These cash outflows were partially offset by the cash inflows received from new long-term loans which amounted to Ch$ 136,870 million.

The following table shows cash disbursements related to additional property, plants and equipment and its depreciation for the ten-month period ended December 31, 2016.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
10 MONTHS ENDED DECEMBER 31, 2016
(Million Ch$)

Company	Payments for Additions of Fixed Assets	Depreciation

Enel Generación Chile and subsidiaries	123.768	110.928
Enel Distribución Chile and subsidiaries	31.887	25.460
Other subsidiaries non related with generation and distribution business	1.011	(1.002)
Total Consolidated ENEL CHILE	156.666	135.386

The most relevant cash outflows in the generation business respond to maintenance and investment in power plants for Ch$ 123,768 million. In the distribution business, main investments included network extensions and network operational optimization in order to increase the level of efficiency and service quality for Ch$ 31,887 million as of December 31, 2016.

• 19 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of  Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

➢  Public authorities will approve such environmental impact studies;

➢  Public opposition will not lead to delays or modifications to any proposed project;

➢  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

• 20 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

-       Comply with good corporate governance standards.

-       Strictly comply with all of the Group’s regulatory systems.

-       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, stood at 92% as of December 31, 2016.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

• 21 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

-       Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Group in Chile is exposed to the risk of price variations of certain commodities, primarily the following:

-       Fuel purchases for the process of electricity generation.

-       Purchase and sale of energy carried out in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its income. As of December 31, 2016 there were swap operations in place for 3 million barrels of Brent oil to be settled between January and November 2017, and for Henry Hub gas for 3.3 million MMBTU to be settled between January and September 2017. As of December 31, 2015, there were swap operations in place for 133 thousand barrels of Brent oil.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

• 22 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 18, 20 and Annex 4.

As of  December 31,  2016,  the liquidity of the Enel Group Chile was of ThCh$ 245,999,192 in cash and cash equivalents  and ThCh$ 342,827,047 in committed long-term lines of credit. As of March 1, 2016, the liquidity of Enel Group Chile of ThCh$ 161,018,932 in cash and cash equivalents and ThCh$ 277,668,000 in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of investment grade or equivalent) with pre-established limits per entity.

Placements may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current placement policies).

Derivatives are contracted with highly solvent entities, either national or foreign, so that all operations are contracted with investment grade institutions.

• 23 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within the period of three months and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 73,197,508.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As of December 31, 2016, Enel Chile, at an individual level, had no debt obligations and therefore it was not affected by any financial covenant or defaults. However, as is common practice in bank credit facilities and in capital market operations, a portion of the financial debt of our subsidiary Enel Generación Chile, is subject to cross-default provisions. If an uncorrected default occurred, it might lead to cross-default and finally certain liabilities of Enel Generación Chile could eventually become enforceable.

The non- payment of Enel Generación Chile’s debts, after any applicable grace period,, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due amount also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line signed in February 2016. Furthermore, these lines contain provisions according to which certain events other tan non-payment, in Enel Generación Chile, such as bankruptcy, insolvency, negative enforceable court sentences of more than US $ 100 million, and the expropriation of assets, amongst others, could lead to the acceleration of this debt.

On the other hand, the non-payment after any period of grace applicable, for any Enel Generación Chile debt, or of any of its Chilean subsidiaries, with a principal amount exceeding US$ 30 million, or its equivalent in other currencies, could lead to the acceleration of its Yankee bonds. For the specific case of Enel Generación Chile’s Yankee bonds, issued in April 2014, and due in 2024, the threshold is $50 million or its equivalent in other currencies

• 24 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

Lastly, in the case of Enel Generación Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, and not of its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases when a single debt in arrears exceeds US$ 50 million, or its equivalent in other currencies. In the case of local lines, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no clauses in the credit agreements according to which changes in the corporate classification or in debt classification of Enel Generación Chile by classification agencies would lead to the obligation of making debt prepayments.

• 25 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP DECEMBER 31, 2016

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

• 26 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: March 1, 2017